UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

 Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement

On December 15, 2025, ZJK Industrial Co., Ltd. (the “Company”) entered into a business consulting agreement (the “Consulting Agreement”) with Chaince Securities LLC (the “Consultant”), pursuant to which the Consultant agreed to provide the Company with advisory services relating to capital markets financing. The Consulting Agreement has a term of five years commencing on December 15, 2025. As consideration for the services to be provided under the Consulting Agreement, the Company agreed to issue to the Consultant 500,000 ordinary shares (the “Consideration Shares”) in each service year. The Company will issue 500,000 Consideration Shares for the first service year no later than January 15, 2026. Thereafter, following the end of each service year, the Company will evaluate the Consultant’s performance in good faith, and if the Consultant has duly performed the services in all material respects, the Company will issue 500,000 Consideration Shares at the beginning of the subsequent service year as consideration for services to be provided during such year. The Consideration Shares will be subject to a twelve-month lock-up period from the date of issuance.

The foregoing description of the Consulting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Consulting Agreement, which is filed as Exhibit 10.1 to this current report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description
10.1	Business Consulting Agreement dated December 15, 2025 by and between ZJK Industrial Co., Ltd. and Chaince Securities LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: December 22, 2025	By:	/s/ Ning Ding
	Name:	Ning Ding
	Title:	Chief Executive Officer and Director